April 5, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 6010
Washington, D.C. 20549
Fax  No. (703) 813-6981

Attention:  Gary Newberry, Senior Staff Accountant
                    Kevin L. Vaughn, Accounting Branch Chief

Re:	Silicon Image, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 17, 2011
File No. 000-26887

Dear Mr. Newberry:

    Silicon Image, Inc. (the “Company,” “we,” “us” or “our”) acknowledges receipt of the letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated March 23, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on February 17, 2011 (the “2010 Form 10-K”).    For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.  References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 24

    We note from your disclosures on page 70 that a significant portion of your revenue is derived from sales to Japan. With a view toward disclosures in future filings, please tell us what impact, if any, the March 11, 2011 earthquake and tsunami may have on your operations in current and future periods.

Response:

    The Company is currently evaluating the impact of the March 11, 2011 disaster in Japan on its current and future operations. At this stage of evaluation given the short period of time from the date of the disaster, the Company does not have sufficient information to determine the quantitative impact or a range of impact on its current or future operations.  Should the Company determine that there is a measurable impact, we will provide certain disclosures discussing the impact, if any, of the March 11, 2011 disaster in Japan on our current and future operations in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 as well as in future periodic reports, as necessary.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, Page 39

Comment:

Foreign Currency Exchange Risk, Page 40

    We note information required under this item should address each individual foreign currency risk for financial instruments held as of the end of the latest fiscal year. In future filings, please provide separate sensitivity analysis for each such material foreign currency risk and specify whether the potential change is in future earnings, fair values or cash flows. Refer to Item 305(a)(1)(ii)(A) of Regulation SK and the examples in the Appendix to Item 305.

Response:

    We acknowledge the Staff’s comment and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as well as future periodic filings, where material foreign currency risk may exist, the Company will provide a separate sensitivity analysis. In such future reports, the Company will also clearly specify whether the potential material change is in future earnings, fair values or cash flows.

    Please see below for the pro-forma disclosures that the Company intends to make in its Quarterly Report Form 10-Q for the quarter ended March 31, 2011:

   “The following represents the potential impact on our cash flows of a change in the value of the U.S. dollar compared to the Chinese Yuan, Japanese Yen, Taiwan Dollar and other foreign currencies for the quarters ended March 31, 2011 and 2010.  This sensitivity analysis aggregates our quarterly activities in these currencies, translated to U.S. dollars, and applies a change in the U.S. dollar value of 5%, 7.5% and 10%.

	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
	5%		7.50%		10%
China	XX	XX	XX	XX	XX	XX
Japan	XX	XX	XX	XX	XX	XX
Taiwan	XX	XX	XX	XX	XX	XX
Others	XX	XX	XX	XX	XX	XX
Total	XX	XX	XX	XX	XX	XX
”

Comment:

Consolidated Balance Sheets, Page 45

    We note the presentation of treasury stock here and in your statements of stockholders’ equity. Please revise future filings to clarify whether or not your treasury stock has been formally retired. If such shares are still considered issued, but not outstanding, please disclose in future filings the total number of treasury shares held as of the date of each balance sheet presented.

Response:

    We acknowledge the Staff's comment and in our future filings, we will clarify the status of our treasury shares and disclose the total number of treasury shares held as of the date of each balance sheet presented. The Company has not formally retired these treasury shares and they are still considered issued, but not outstanding. For reference purposes, the Company held 17,076,173 and 16,632,344 treasury shares, as of December 31, 2010 and 2009, respectively.

Comment:

Consolidated Statements of Operations, Page 46

    In future filings, please separately state here, or in a footnote to this line item, material amounts of miscellaneous income, other non-operating income, and non-operating expenses. In this regard, we note the $1.4 million foreign currency translation adjustment disclosed on page 55. Refer to Rule 5-03(b)7 through 9 of Regulation S-X.

Response:

    For each of the fiscal years ended December 31, 2010, 2009 and 2008, there were no material amounts of miscellaneous income, other non-operating income and non-operating expenses, except for the $1.4 million foreign currency translation adjustment in 2010 as disclosed in the 2010 Form 10-K. In future filings, the Company will disclose separately any such material amounts as a separate line item in the consolidated statement of operations or in a schedule in the footnotes.

Comment:

Notes to Consolidated Financial Statements

    We note your disclosures here regarding negotiations with “Red.com” and you have received a proposed draft of the settlement agreement. With a view toward enhanced disclosure in future filings, explain to us why you believe that you are unable to reasonably estimate a range of loss, if any, at this time. In this regard, explain why you do not believe the draft settlement agreement provides a basis for such an estimate.

Response:

    We acknowledge the Staff’s comment with respect to negotiations with Red.com and respectively note that the proposed draft of the settlement agreement from Red.com referenced in our disclosure was unacceptable to the Company, as the terms and conditions therein were unreasonable and insufficient. Furthermore, we received the proposed settlement agreement during the early stages of the lawsuit, prior to any formal discovery, and given Red.com’s allegations of fraud, misrepresentation and breach of contract, without the benefit of discovery, we could not reasonably estimate a range of loss for these claims.  At these early stages of litigation, we simply did not have sufficient information to determine the probability of a favorable or an unfavorable outcome for each of the claims, much less reasonably estimate a range of loss for the lawsuit.

    Please note that subsequently, we have settled this lawsuit by entering into a settlement agreement which is substantially different from the terms of Red.com’s proposed settlement agreement. The settlement did not result in any payment by the Company and, accordingly, did not have any adverse impact on the financial position, results of operations or cash flows. The Company will make the required disclosures regarding the settlement in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and we again acknowledge the Staff’s view toward enhanced disclosure and where required in future filings, we will be sure to incorporate this view for our disclosures.

* * * * *

    The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any additional questions or comments to me at (408) 616-4006.

Sincerely,

/s/ Noland Granberry
Noland Granberry
Chief Financial Officer

cc           Mr. Sanjay Kalra, Silicon Image’s Corporate Controller
cc           Mr. Edward Lopez, Silicon Image’s Chief Legal and Administrative Officer